Exhibit 99.2

Psyence Biomed Enters into Agreement to Acquire Stake in PsyLabs

PsyLabs develops and produces certified pharmaceutical-grade natural psychedelics for applications in mental health and well-being

NEW YORK, September 19, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) ("Psyence Biomed" or the "Company") today announced that it has entered into a conditional share sale agreement with Psyence Group (CSE: PSYG) (as seller) for the acquisition of an 11.13% stake in privately-held PsyLabs, a company focused on the production of psychedelic active pharmaceutical ingredients (APIs) and extracts for use in research, clinical trials and drug development ("Proposed Acquisition"). Per the terms of the Proposed Acquisition, Psyence Biomed will issue to Psyence Group shares of its common stock valued at $1.1 million dollars, at a price of $0.55 per share, in exchange for Psyence Group’s 11.13% stake in PsyLabs.

Psyence Biomed previously announced a worldwide, exclusive, royalty-bearing IP licensing agreement with PsyLabs to supply pharmaceutical-grade, EU GMP nature-derived (non-synthetic) psilocybin to be evaluated in future clinical trials as a potential treatment for Alcohol Use Disorder (AUD) and other Substance Use Disorders (SUDs) and for commercialization of the licensed product. Psyence Biomed plans to lead with a clinical trial in AUD, Psyence Biomed’s second development indication. The licensed product will require further development work by PsyLabs, which will be conducted during the remainder of 2024 and into 2025. Psylabs is also commercially licensed for the production and export of additional pharmaceutical grade psychoactive compounds, including ibogaine and mescaline.

"We are very pleased to strengthen our relationship with PsyLabs through this acquisition, which gives us access to state-of-the-art cultivation and production capabilities that support our goal of becoming a leading, vertically integrated developer of psychedelic-based therapeutics," said Dr. Neil Maresky, Chief Executive Officer of Psyence Biomed. “As we expand our pipeline into additional high-value mental health conditions beyond our current Adjustment Disorder program, including Alcohol Use Disorder and other Substance Use Disorders, we will look to PsyLabs for consistent supply of high-purity, nature-derived psilocybin that will best position us for long-term success.”

Tony Budden, Chief Executive Officer of PsyLabs, said, "As health regulatory agencies tighten the standards for psychoactive compounds, especially for Phase III trials and commercial production, purity is becoming a key factor for success in psychedelic drug development. At PsyLabs, we’ve developed a proprietary process — with patents already filed — that we believe produces the highest purity, naturally derived psilocybin on the market. Psyence Biomed's investment is a strong validation of our work, and we're excited to collaborate as they push their development into treatments for AUD, SUD’s, and beyond."

Additional information on PsyLabs may be found at www.psylabs.life and an informative video about the company and its capabilities may be found at this link:

VIEW VIDEO OF PSYLABS

The completion of the Proposed Acquisition is subject to the fulfilment, or waiver, of certain conditions, including board approvals, regulatory approvals, a satisfactory due diligence process, and the achievement of a pre-defined product development milestone by PsyLabs by no later than October 31, 2024.

About Psyence Biomed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the world’s few vertically integrated biopharmas with a focus on psychedelic-based pharmaceutical therapeutics. The first life science biotechnology company developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq, Psyence is initially working to address the unmet needs of patients who suffer from mental health disorders in the context of Palliative Care. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, FDA-approved, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the fulfilment of the conditions to the closing of the Proposed Acquisition, access to the capital and liquidity required for Psyence Biomed to execute on the AUD strategy and PsyLabs' ability to successfully deliver its intended drug product. These forward-looking statements are based on a number of assumptions, including the assumptions that the parties will obtain all such regulatory, corporate, shareholder and other approvals as may be required to implement the Proposed Acquisition, the continuation of PsyLabs' product development strategy as referred to in this news release on schedule, and the safety and effectiveness of psilocybin as a treatment option for AUD.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the inability to complete the Proposed Acquisition; (ii) the inability to recognize the anticipated benefits of the Proposed Acquisition (iii) the ability of PsyLabs to execute its obligations in respect of its product development objectives; (iv) changes in applicable laws which may impact drug development, clinical trials and/or the conducting thereof; (v) Psyence Biomed’s ability to obtain regulatory approval for the proposed product candidate, and any related restrictions or limitations of any approved products; (vi) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; and (vii) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No. 333 276973) filed with the Securities and Exchange Commission on August 30, 2024 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company does not intend to update these forward-looking statements.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.